June 7, 2019

Harry Simeonidis
President
Glucose Biosensor Systems (Greater China) Holdings, Inc.
733 Third Avenue, Floor 15
New York, New York 10017

       Re: Glucose Biosensor Systems (Greater China) Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 13, 2019
           CIK No. 0001725430

Dear Mr. Simeonidis:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 13, 2019

Prospectus Summary, page 1

1. If true, please disclose that to date you have not generated any revenues from sales of your intended products and that to date you have incurred net losses and negative cash flows from operations.
2. Please balance your disclosure that the SGB produces a signal directly correlated to the amount of glucose present in saliva with disclosure of whether you have any third-party clinical validation that supports a meaningful correlation between glucose present in saliva and glucose present in blood. If you do not have clinical evidence of a meaningful correlation at this time, please disclose in an appropriate location in your
       prospectus the basis for your belief that the measurement of salivary glucose is a
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
June 7, 2019
Page 2
         meaningful proxy for blood glucose levels and include appropriate risk factor disclosure regarding your beliefs.
3. We note your disclosure that the biosensor technology has been "extensively referenced in scientific literature." It is unclear what this disclosure is intended to convey since you also appear to disclose that you have not generated clinical evidence to support regulatory clearance. If you elect to reference scientific literature please briefly indicate the nature of the references and provide balanced disclosure, including information regarding any reference with results that may not support that salivary glucose biosensors provide meaningful information for blood glucose monitoring.
4. Given your disclosure that the Licensor owns all of the intellectual property related to the biosensor technology, including any improvements made to the technology by you, and all data and any derivations related to the foregoing, briefly disclose how you intend to conduct business after your license agreement expires and include appropriate risk factor disclosure.
5. We note the intended launch of other diagnostics tests. Briefly explain the status of development of those products. Also compare that status with the status of your SGB product.
License Agreement, page 3

6. Revise the second paragraph to clarify whether you, your affiliates, the Licensor or its affiliates currently are capable of manufacturing your product.
7. Please briefly explain the reason for the geographic scope limitation of the License
         Agreement. If the Licensor has granted other licenses with different or overlapping scopes, please also disclose that fact and explain the extent of that scope. Please also explain the purpose and intended use of the demographic information and personally identifiable information, including health information, you are required to assemble.
Risks We Face, page 5

8. Revise your ninth bullet point to disclose, if true, that the Licensor may choose not to protect the intellectual property and proprietary rights.
Implications of being an Emerging Growth Company, page 6

9. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameHarry Simeonidis that you, or anyone authorized to do so on your behalf,
       Rule 405 under the Securities Act,
Comapany NameGlucose Biosensor in reliance on Section 5(d) of the Securities Act, whether or present to potential investors Systems (Greater China) Holdings, Inc. June 7,not they retain copies of the communications.
        2019 Page 2
FirstName LastName
 Harry Simeonidis
FirstName LastNameHarry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
Comapany NameGlucose Biosensor Systems (Greater China) Holdings, Inc.
June 7, 2019
June 7, 2019 Page 3
Page 3
FirstName LastName
Common Stock to be Outstanding after this Offering, page 7

10. Please tell us how the 1,861,706 outstanding shares of your Series A Convertible
         Preferred Stock is reconcilable to the information in your balance sheet as of December
         31, 2018 and the information on pages F-15 and F-16.
Our parent company may exert significant influence..., page 30

11. If true, please disclose that your decision not to seek exemption as a "controlled company"
         could change. If your decision could change with respect to relying on the exemptions, please include appropriate risk factor disclosure. Please also revise your disclosure in an appropriate section, such as pages 63-66, to specify the nature of the "controlled company" exemptions that would be available to you.
Use of Proceeds, page 34

12. Please clarify the extent to which the proceeds to be received will enable you to achieve the items specified in the first two bullet points.
Liquidity and Capital Resources, page 40

13. We note the references to financial support from the shareholders of your parent entity in the third paragraph of Note 1 to your financial statements on page F-8. Please tell us why you have not included disclosure regarding those arrangements in this section or revise your disclosure as appropriate. In this regard, we also note your disclosure on page 10 that you do not currently have any arrangements or credit facilities in place as a source of funds. Please ensure that your disclosure is consistent throughout your prospectus. Please also file as exhibits the letters relating to the financial support those entities intend to provide.
Description of Business, page 41

14. We note your disclosure in the second risk factor on page 13. Please tell us the basis for your statement above figure 5 on page 44 that the pictured technology allows mass volume printing at low cost or revise your disclosure as appropriate. Since you have not entered the mass production stage, please tell us why it is appropriate to depict this technology in your prospectus summary.
15. Please provide us your analysis of whether you are a "foreign private issuer," as defined in
         Rule 405 of Regulation C. In this regard, we note that you state your principal executive offices are in New York, but that such offices are limited in size. It is also unclear what functions are performed there, given the geographic scope of the license, location of your sole stockholder and its affiliates and location of your other management team members.
 Harry Simeonidis
FirstName LastNameHarry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
Comapany NameGlucose Biosensor Systems (Greater China) Holdings, Inc.
June 7, 2019
June 7, 2019 Page 4
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FirstName LastName
The Saliva Glucose Biosensor, page 46

16. Please briefly describe the technological claims protected by your patent. Clarify whether the China patent relates to similar or identical technological claims as your U.S. patent.
17. Briefly indicate how the biosensor communicates with the smart device and indicate how the incorporation of the communication technology in the biosensor may impact cost.
         Also, your disclosure indicates that you have successfully developed a product that communicates with a smart device. If that is not correct, please revise to eliminate that implication.
Competition, page 62

18. Clarify the basis for the statements in the second paragraph given the status of your product's development.
Management, page 63

19. We note your disclosure that Mr. Simeonidis has been with Farmaforce since March
         2017. It also appears that Mr. Becker and Mr. Sakiris are also currently employed by entities other than the registrant. If Messrs. Simeonidis, Becker and Sakiris will not be full-time employees, please clarify and include any appropriate risk factor disclosure, including any conflicts of interest, and reconcile with your disclosure on page 62 that you have no part-time employees. Also disclose Mr. Simeonidis' business experience between
         April 2015 and March 2017.
20.      Disclose Dr. Hei's business experience between February 2015 and
August 2018.
Principal Stockholders, page 74

21. Please revise footnote 2 to disclose all natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to your shares held by Life Science
         Biosensor Diagnostics Pty Ltd.
22. Please expand the information in the table to account for the transactions referenced in the second paragraph on page 84, as applicable.
Certain Transactions, page 75

23. Please tell us how you determined that any agreements relating to the employee sharing arrangements discussed here are not required to be filed as exhibits in accordance with
         Regulation S-K Item 601(b)(10) or file the agreements as appropriate. Related Party Policy, page 76

24. Please disclose the standards to be applied in deciding whether to approve or ratify any related party transaction. Refer to Regulation S-K Item 404(b)(1)(ii). Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
June 7, 2019
Page 5
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

25. Please revise to provide the correct date above each of the balance sheets. The headings appear to be reversed. Also, delete the label "audited" above the balance sheet derived from your audited financial statements. The audit report expresses an opinion on the financial statements taken as a whole rather than on individual components of those financial statements.
Consolidated Statements of Operations, page F-4

26. Please revise to round loss per share to two decimal places to avoid giving the impression of more precision than exists, here and Note 13.
        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameHarry Simeonidis
                                                     Division of Corporation
Finance
Comapany NameGlucose Biosensor Systems (Greater China) Holdings, Inc.
                                                     Office of Electronics and
Machinery
June 7, 2019 Page 5
cc:       Eric T. Schwartz, Esq.
FirstName LastName